SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
    For American Depositary Shares Evidenced by American Depositary Receipts

                             Sanyo Electric Co. Ltd.
   (Exact name of Issuer of deposited securities as specified in its charter)
                                      Japan
            (Jurisdiction of Incorporation or organization of Issuer)
                            JPMorgan Chase Bank, N.A.
             (Exact name of depositary as specified in its charter)
                   4 New York Plaza, New York, New York 10004
                            Tel. No.: (212) 623-0636
              (Address, including zip code, and telephone number of
                        depositary's principal offices)
                           JPMorgan Chase Bank, N.A.
                                 ADR Department
                          4 New York Plaza, 13th Floor
                            New York, New York 10004
                            Tel. No.: (212) 623-0636
               (Address, including zip code, and telephone number
                              of agent for service)
                                    Copy to:
                             Scott A. Ziegler, Esq.
                       Ziegler, Ziegler & Associates, LLP
                        570 Lexington Avenue, 44th Floor
                            New York, New York 10022

      It is proposed that this filing become effective under Rule 466 :

            [X] immediately upon filing [ ] on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

                                                   CALCULATION OF REGISTRATION FEE
=========================================================================================================================
                                                                                        Proposed
                                                                  Proposed              Maximum
                                                   Amount         Maximum               Aggregate         Amount of
Title of Each Class of                             to be          Offering              Offering          Registration
Securities to be Registered                        Registered     Price Per Unit (1)    Price (2)         Fee
-------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by
American Depositary Receipts, each American
Depositary Share representing five shares of
common stock of Sanyo Electric Co. Ltd.            20,000,000     $0.05                 $1,000,000        $107
=========================================================================================================================

(1)Each unit represents one American Depositary Share.
(2)Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

 Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                        Location in Form of American Depositary
  Item Number and Caption                                               Receipt Filed Herewith as Prospectus
  -----------------------                                               ------------------------------------
     (1)  Name and address of Depositary                                Introductory paragraph

     (2)  Title of American Depositary Receipts and                     Face of American Depositary Receipt, top
          identity of deposited securities                              center

  Terms of Deposit:
  (i)     Amount of deposited securities represented                    Face of American Depositary Receipt, upper
          by one unit of American Depositary Shares                     right corner

  (ii)    Procedure for voting, if any, the deposited                   Articles (12) and (14)
          securities

  (iii)   Collection and distribution of dividends                      Article (13)

  (iv)    Transmission of notices, reports and proxy                    Articles (11) and (12)
          soliciting material

  (v)     Sale or exercise of rights                                    Articles (13) and (14)

  (vi)    Deposit or sale of securities resulting from                  Articles (13) and (16)
          dividends, splits or plans of reorganization

  (vii)   Amendment, extension or termination of the                    Articles (18) and (19)
          Deposit Agreement

  (viii)  Rights of holders of receipts to inspect the                  Article (3)
          transfer books of the Depositary and the list of
          Holders of receipts

  (ix)    Restrictions upon the right to deposit or                     Articles (1), (2), (4), (6), (15), (16) and (17)
          withdraw the underlying securities

  (x)     Limitation upon the liability of the Depositary               Introductory paragraph and Articles (1), (2),
                                                                        (4), (7), (16) and (17)

  (3)     Fees and Charges                                              Article (20)

 Item 2.  AVAILABLE INFORMATION
                                                                        Location in Form of American Depositary
  Item Number and Caption                                               Receipt Filed Herewith as Prospectus
  -----------------------                                               ------------------------------------
  (a)     Statement that the issuer of the deposited                    Article (11)
  securities specified above furnishes the Commission
  with certain public reports and documents required
  by foreign law or otherwise under Rule 12g3-2(b
  under the Securities Exchange Act of 1934 and that
  such reports can be inspected by holders of American
  Depositary Receipts and copied at public reference
  facilities maintained by the Commission in
  Washington, D.C.

                                   Prospectus

    THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED HERETO AS EXHIBIT (A) CONSTITUTE THE PROSPECTUS RELATING TO SUCH AMERICAN DEPOSITARY
    RECEIPTS, IN ACCORDANCE WITH GENERAL INSTRUCTION III.B OF FORM F-6 OF THE
                       SECURITIES AND EXCHANGE COMMISSION

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 3. EXHIBITS


      (a) Copy of Agreement - The Agreement between JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts evidencing American Depositary Shares registered hereunder is contained in the form of the American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement. Filed herewith as exhibit (a).

      (b) Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

      (c) Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

      (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered. Filed herewith as exhibit (d).

      (e) Certification under Rule 466. Filed herewith as exhibit (e).

Item 4. UNDERTAKINGS

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 20, 2006.

                                  Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares for shares of common stock of Sanyo Electric Co. Ltd.

                                  JPMORGAN CHASE BANK, N.A., as Depositary

                                  By: /s/Joseph M. Leinhauser
                                     -------------------------------------
                                  Name: Joseph M. Leinhauser
                                  Title: Vice President

                                INDEX TO EXHIBITS

       Exhibit
       Number
       ------
      (a)    Form of ADR
      (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.
      (e)    Rule 466 Certification